UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)

                              NEUROGEN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.025 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64124E 10 6
            --------------------------------------------------------
                                 (CUSIP Number)


                                 BARRY L. BLOOM
                         655 MADISON AVENUE, 19TH FLOOR
                             NEW YORK, NY 10021-8043
                                 (212) 521-2930
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 MARCH 19, 2004
            --------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 14 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 64124E-10-6                                         Page 2 of 14 Pages
          -----------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Julian C. Baker
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (See Instructions)
         2                                                            (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS (See Instructions)
         4
                   WC
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     63,200
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     741,600
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     63,200
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     741,600
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   804,800
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES (See Instructions)                      [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   4.0%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON (See Instructions)
        14
                   IN
--------------------------------------------------------------------------------

                               Page 2 of 14 Pages

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 64124E-10-6                                         Page 3 of 14 Pages
          -----------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Felix J. Baker
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (See Instructions)
         2                                                            (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS (See Instructions)
         4
                   WC
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     52,192
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     741,600
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     52,192
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     741,600
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   793,792
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES (See Instructions)                      [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   4.0%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON (See Instructions)
        14
                   IN
--------------------------------------------------------------------------------

                               Page 3 of 14 Pages

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 64124E-10-6                                        Page 4 of 14 Pages
          -----------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Andrew H. Tisch
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (See Instructions)
         2                                                            (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS (See Instructions)
         4
                   PF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     679,250
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     -0-
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     679,250
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     -0-
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   679,250
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES (See Instructions)                      [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   3.4%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON (See Instructions)
        14
                   IN
--------------------------------------------------------------------------------

                               Page 4 of 14 Pages

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 64124E-10-6                                        Page 5 of 14 Pages
          -----------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Daniel R. Tisch
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (See Instructions)
         2                                                            (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS (See Instructions)
         4
                   PF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     679,250
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     -0-
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     679,250
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     -0-
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   679,250
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES (See Instructions)                      [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   3.4%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON (See Instructions)
        14
                   IN
--------------------------------------------------------------------------------

                               Page 5 of 14 Pages

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 64124E-10-6                                         Page 6 of 14 Pages
          -----------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   James S. Tisch
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (See Instructions)
         2                                                            (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS (See Instructions)
         4
                   PF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     679,250
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     -0-
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     679,250
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     -0-
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   679,250
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES (See Instructions)                      [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   3.4%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON (See Instructions)
        14
                   IN
--------------------------------------------------------------------------------

                               Page 6 of 14 Pages

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 64124E-10-6                                         Page 7 of 14 Pages
          -----------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Thomas J. Tisch
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (See Instructions)
         2                                                            (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS (See Instructions)
         4
                   PF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     979,250
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     -0-
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     979,250
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     -0-
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   979,250
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES (See Instructions)                      [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   4.9%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON (See Instructions)
        14
                   IN
--------------------------------------------------------------------------------

                               Page 7 of 14 Pages

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 64124E-10-6                                         Page 8 of 14 Pages
          -----------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Joan H. Tisch
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (See Instructions)
         2                                                            (a) [ ]

                                                                      (b) [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS (See Instructions)
         4
                   PF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     24,100
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     -0-
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     24,100
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     -0-
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   24,100
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES (See Instructions)                      [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   0.1%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON (See Instructions)
        14
                   IN
--------------------------------------------------------------------------------

                               Page 8 of 14 Pages

         This Amendment No. 8 (the "Amendment") to Schedule 13D is being filed by Julian C. Baker, Felix J. Baker, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch and Joan H. Tisch (the "Reporting Persons") to amend and supplement statements on Schedule 13D previously filed by certain of the Reporting Persons. Except as amended and supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

ITEM 2.  IDENTITY AND BACKGROUND.

         The business address of Julian C. Baker is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Managing Member of Baker Bros. Advisors, LLC (an entity engaged in investment activities), 667 Madison Avenue, New York, NY 10021.

         The business address of Felix J. Baker is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Managing Member of Baker Bros. Advisors, LLC (an entity engaged in investment activities), 667 Madison Avenue, New York, NY 10021.

         The business address of Andrew H. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Office of the President and Chairman of the Executive Committee of Loews Corporation (a public company primarily engaged in insurance and tobacco), 667 Madison Avenue, New York, N.Y. 10021.

         The business address of Daniel R. Tisch is c/o TowerView, LLC, 500 Park Avenue, New York, N.Y. 10022. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Managing Member, TowerView, LLC (an entity engaged in investment activities), 500 Park Avenue, New York., N.Y. 10022.

         The business address of James S. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Office of the President, President and Chief Executive Officer of Loews Corporation (a public company primarily engaged in insurance and tobacco), 667 Madison Avenue, New York, N.Y. 10021.

         The business address of Thomas J. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Manager of Four Partners and Four-Fourteen Partners (entities engaged in investment activities), 667 Madison Avenue, New York, N.Y. 10021.

         The business address of Joan H. Tisch is c/o Barry Bloom, 655 Madison Avenue, 19th Floor, New York, N.Y. 10021. She is engaged in philanthropic activities.

                                  Page 9 of 14 Pages

         During the five years preceding the filing of this statement, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. However, the filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The funds to be used to purchase the shares referred to in Item 6 below will be provided from working capital of entities controlled by Julian C. Baker and Felix J. Baker and from personal funds of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Set forth in the table below is the aggregate number of shares of Common Stock owned by each of the following on March 19, 2004, together with the percentage of outstanding shares of Common Stock that such ownership represents based upon 19,892,646 shares of Common Stock outstanding, as reported on the Company's Form 10-K for the fiscal year ended December 21, 2003.

                                            NUMBER OF SHARES    PERCENT OF CLASS
NAME                                             OWNED            OUTSTANDING
---------------------------------------  --------------------  -----------------
Julian C. Baker                                  63,200 (1)           0.3%
Felix J. Baker                                   52,192 (2)           0.3%
Baker/Tisch Investments, L.P.                   167,555               0.8%
Baker Biotech Fund I, L.P.                      279,585               1.4%
Baker Biotech Fund II, L.P.                      66,375               0.3%
Baker Bros. Investments, L.P.                    59,400               0.3%
Baker Bros. Investments II, L.P.                110,185               0.6%
FBB Associates                                   58,500               0.3%
Andrew H. Tisch 1995 Issue Trust 1               86,592               0.4%
Andrew H. Tisch 1995 Issue Trust 2               86,591               0.4%
Andrew H. Tisch 2002 Annuity Trust III           81,470               0.4%
Andrew H. Tisch 2003 Annuity Trust III          292,472               1.5%
Andrew H. Tisch 2004 Annuity Trust II           132,125               0.7%
Daniel R. Tisch 1999 Issue Trust                173,183               0.9%

                                  Page 10 of 14 Pages

                                            NUMBER OF SHARES    PERCENT OF CLASS
NAME                                             OWNED            OUTSTANDING
---------------------------------------  --------------------  -----------------
Daniel R. Tisch 2002 Annuity Trust III           81,470               0.4%
Daniel R. Tisch 2003 Annuity Trust III          292,472               1.5%
Daniel R. Tisch 2004 Annuity Trust II           132,125               0.7%
Four-Fourteen Partners, LLC                     300,000               1.5%
James S. Tisch 1995 Issue Trust                 173,183               0.9%
James S. Tisch 2002 Annuity Trust III            81,470               0.4%
James S. Tisch 2003 Annuity Trust III           292,472               1.5%
James S. Tisch 2004 Annuity Trust II            132,125               0.7%
Joan H. Tisch                                    24,100               0.1%
Thomas J. Tisch 1994 Issue Trust                173,183               0.9%
Thomas J. Tisch 2002 Annuity Trust III           81,470               0.4%
Thomas J. Tisch 2003 Annuity Trust IV           292,472               1.5%
Thomas J. Tisch 2004 Annuity Trust II           132,125               0.7%


Total                                         3,898,092              19.6%

(1) Includes 16,200 shares of Common Stock and options to purchase 47,000 shares of Common Stock that have vested or will vest within 60 days.

(2) Includes 4,692 shares of Common Stock and options to purchase 47,500 shares of Common Stock that have vested or will vest within 60 days.

               The beneficial owners of the shares listed above are as follows:

(1) Julian C. Baker and Felix J. Baker, by virtue of their control of entities that have the power to control the investment decisions of Baker/Tisch Investments, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund I, L.P. and Baker Biotech Fund II, L.P. may each be deemed to be the beneficial owners of securities held by such entities and may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of securities owned by FBB Associates and to have shared power to vote or direct the vote of and to dispose or direct the disposition of such securities.

(2) By virtue of their status as trustees of the respective Annuity Trusts and Issue Trusts referred to above, each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to be the beneficial owner of securities held by those trusts of which he is trustee and to have sole power to vote or direct the vote of and to dispose or direct the disposition of such securities.

(3) By virtue of his status as manager of Four-Fourteen Partners, LLC, Thomas J. Tisch may be deemed to be the beneficial owner of securities held by Four-Fourteen Partners, LLC and to have sole power to vote or direct the vote of and to dispose or direct the disposition of securities owned by Four-Fourteen Partners, LLC.

                                 Page 11 of 14 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Entities controlled by the Reporting Persons have entered into a Securities Purchase Agreement (the "Purchase Agreement") dated March 19, 2004, as amended by a Side Letter dated March 26, 2004, with the Issuer in which, among other things, the Issuer agreed to sell to such entities an aggregate of 5,714,328 shares of Common Stock, subject to various conditions. The closing is to take place on the third business day following the date on which the conditions set forth in the Purchase Agreement have been satisfied or waived.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.  Agreement regarding the joint filing of this statement.

Exhibit 2. Purchase Agreement dated March 19, 2004 (incorporated by reference to Exhibit 99.1 to a Form 8-K report filed by the Issuer on March 29, 2004).

Exhibit 3.  Side Letter dated March 26, 2004 (incorporated by reference to
            Exhibit 99.1 to a Form 8-K report filed by the Issuer on March 29, 2004).










                                 Page 12 of 14 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2004
                                              By: /s/ Julian C. Baker
                                                  -------------------
                                                  Julian C. Baker


                                              By: /s/ Felix J. Baker
                                                  ------------------
                                                  Felix J. Baker


                                              By: /s/ Andrew H. Tisch
                                                  -------------------
                                                  Andrew H. Tisch


                                              By: /s/ Daniel R. Tisch
                                                  -------------------
                                                  Daniel R. Tisch


                                              By: /s/ James S. Tisch
                                                  ------------------
                                                  James S. Tisch


                                              By: /s/ Thomas J. Tisch
                                                  -------------------
                                                  Thomas J. Tisch


                                              By: /s/ Joan H. Tisch
                                                  --------------------
                                                  Joan H. Tisch



                                  Page 13 of 14 Pages

                                                                       EXHIBIT 1

                                    AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on
Schedule 13D relating to the Common Stock, par value $0.025 per share, of Neurogen Corporation being filed with the Securities and Exchange Commission on behalf of each of them.

April 2, 2004
                                              By: /s/ Julian C. Baker
                                                  -------------------
                                                  Julian C. Baker


                                              By: /s/ Felix J. Baker
                                                  ------------------
                                                  Felix J. Baker


                                              By: /s/ Andrew H. Tisch
                                                  -------------------
                                                  Andrew H. Tisch


                                              By: /s/ Daniel R. Tisch
                                                  -------------------
                                                  Daniel R. Tisch


                                              By: /s/ James S. Tisch
                                                  ------------------
                                                  James S. Tisch


                                              By: /s/ Thomas J. Tisch
                                                  -------------------
                                                  Thomas J. Tisch


                                              By: /s/ Joan H. Tisch
                                                  --------------------
                                                  Joan H. Tisch








                                  Page 14 of 14 Pages